UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): January 12, 2021 (January 8, 2021)

REMEMBRANCE GROUP, INC.
(Exact name of issuer as specified in its charter)

Delaware	46-3135405
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

365 5th Ave South, Suite 201, Naples, FL 34102
(Full mailing address of principal executive offices)

(239) 666-3440
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted

ITEM 7.	APPOINTMENT OF CHIEF FINANCIAL OFFICER

On January 8, 2021, the board of directors of Remembrance Group, Inc. (the “Company”) approved the appointment of Travis J. Brooks as the Chief Financial Officer (“CFO”) of the Company, effective January 10, 2021, pursuant to the terms of an employment agreement between the Company and Mr. Brooks, a copy of which is attached hereto as Exhibit 10.1.

Pursuant to the terms of his employment agreement, we will pay Mr. Brooks a base salary of $150,000 per year, and he will be eligible for an annual bonus in an amount equal to 20% of his base salary then in effect, based on the Board’s and the Chief Executive Officer’s evaluation of his personal performance for the most recently completed fiscal year (weighted 50%) and the Company’s financial performance for the most recently completed fiscal year (weighted 50%), with each metric measured and determined by the Chief Executive Officer or the Board in his or its sole discretion. In addition, we have agreed to grant Mr. Brooks an award under our 2020 Equity Incentive Plan consisting of 250,013 shares of our restricted common stock, which will vest as follows: 25% on the one year anniversary of the employment start date and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of the employment start date. Mr. Brooks will also be entitled to paid vacation in accordance with the Company’s vacation policies and, beginning on March 1, 2021, will be eligible to participate in the standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and our generally applicable policies.

Mr. Brooks has been appointed to serve as the Company’s CFO for a term of one year, which term shall automatically be extended for successive one year periods unless his employment is terminated in accordance with the terms of the agreement. Either Mr. Brooks or the Company may terminate the employment at any time for any reason or for no particular reason, provided that a written notice shall be given to the other party at least 30 days in advance. The Company may also terminate Mr. Brook’s employment at any time for any reason during an initial 90-day probationary period and may also terminate his agreement for cause, as set forth in the agreement

There are no family relationships among Mr. Brooks and the Company’s existing directors and officers. There are no arrangements or understandings between Mr. Brooks and any other persons pursuant to which he was selected as CFO.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
10.1	Employment Agreement dated January 10, 2021 by and between Remembrance Group, Inc. and Travis J. Brooks

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 12, 2021	REMEMBRANCE GROUP, INC.

	By:	/s/ Dennis L. Smith
Dennis L. Smith
Chief Executive Officer